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November 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pearlyne Paulemon Brigitte Lippmann

Re: Studio City International Holdings Limited Amendment No. 2 to Registration Statement on Form F-3 Filed July 7, 2023 File No. 333-261406

Ladies and Gentlemen:

This letter sets forth responses of Studio City International Holdings Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 17, 2023 with respect to the above- referenced Amendment No. 2 to Registration Statement on Form F-3 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement, including in response to the Staff’s comments, and the Company is concurrently filing an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Miami     Munich    Paris    Salt Lake City    Shanghai    Washington, D.C.

Pag 2

Form F-3/A filed July 7, 2023

Cover Page

1.

Staff’s Comment: We note your response to comment 3; however, please revise the last bulleted definition on page 1 to clarify which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Response: The Company advises the Staff that it has revised the disclosure on pages 1 and 2 of the Amended Registration Statement.

General

2.

Staff’s Comment: Please update your disclosure to discuss the China Securities Regulatory Commission (CSRC) announcement of the implementation of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023.

Response: The Company advises the Staff that it has revised the disclosure on pages 20 and 21 of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

/s/ Timothy Cruickshank
Timothy Cruickshank, P.C.

Via E-mail:

cc:	Kevin Richard Benning

Studio City International Holdings Ltd

Tim Y. Sung

Studio City International Holdings Ltd